Exhibit 99.3

ALL BLUE CAPITAL EXPANDS ITS LEADERSHIP TEAM TO SUPPORT PROPOSED ACQUISITION OF ZYMEWORKS INC.

Siddhartha Mukherjee, MD, Hematology and Oncology Medical Expert, Rhodes Scholar and Pulitzer Prize Winning Author, Recently Joined All Blue as Medical Advisor

All Blue Urges Zymeworks Board to Engage with All Blue on Its Compelling $10.50 Per Share Acquisition Proposal, Consistent with the Board’s Fiduciary Duties

Dubai, United Arab Emirates, May 19, 2022 /PRNewswire/ -- All Blue Capital (“AB”), a global investment firm, today announced that Siddhartha Mukherjee, MD, Associate Professor of Medicine in the Division of Hematology/Oncology at Columbia University Medical Center in New York City, recently joined AB as Medical Advisor.

As a Pulitzer Prize winning author, Rhodes Scholar and recipient of the Padma Shri, the fourth highest civilian award conferred by the Government of India, Dr. Mukherjee would apply his extensive medical expertise as a member of the Zymeworks Board of Directors following a successful completion of AB’s proposed $10.50 per share in cash acquisition of Zymeworks.

Dr. Mukherjee’s arrival follows that of Dr. Alan Barge, the oncology and biopharmaceutical drug development expert who recently joined AB as Oncology Drug Development Advisor. It is expected that Dr. Mukherjee and Dr. Barge would both serve on Zymeworks’ Board following the completion of the proposed acquisition.

Matt Novak, Managing Partner, All Blue Capital, said, “Dr. Mukherjee is a renowned physician, professor and author who has made countless contributions to better understanding the science of cancer and developing therapies. We believe that he will offer tremendous value in helping to correct many of the missteps that have recently plagued Zymeworks to the detriment of its shareholders.”

Dr. Mukherjee joined the faculty at the Columbia University Medical Center as an assistant professor in 2009. Before that, he was affiliated with the Harvard Stem Cell Institute and with Massachusetts General Hospital in Boston. He has worked as the Plummer Visiting Professor at the Mayo Clinic in Rochester, Minnesota, the Joseph Garland lecturer at the Massachusetts Medical Society, and an honorary visiting professor at Johns Hopkins School of Medicine.

From 2003 to 2006, Dr. Mukherjee trained in oncology as a Fellow at the Dana-Farber Cancer Institute (under Harvard Medical School) in Boston, Massachusetts. Between 2000 and 2003, he worked as a resident in internal medicine at the Massachusetts General Hospital. In 2000, Dr. Mukherjee attended Harvard Medical School, where he earned his Doctor of Medicine degree. Dr. Mukherjee won a Rhodes Scholarship for doctoral research at Magdalen College, University of Oxford.

In 2011, Dr. Mukherjee’s book, “The Emperor of All Maladies: A Biography of Cancer,” won multiple, notable literary prizes, including the Pulitzer Prize for General Non-Fiction and the Guardian First Book Award, among others.

“Zymeworks has great potential to play an important role in the continued development of critical oncology and biopharmaceutical drugs. I strongly believe that we can take the necessary steps to help turnaround Zymeworks, while also advancing therapies to help combat cancer,” said Dr. Mukherjee.

AB also announced today that it sent a letter to the Zymeworks Board urging it to respond to AB’s April 28, 2022 proposal to acquire 100% of the outstanding common shares of the Company for $10.50 per share in cash. As outlined in the letter, the Board’s continued silence and procrastination fits into an unfortunate pattern that has resulted from multiple attempts by AB to offer a constructive voice to the Company on matters that ultimately led to extreme value erosion.

Mr. Novak continued, “The Zymeworks Board’s continued refusal to engage with All Blue on its acquisition proposal is surprising and disappointing. As a significant Zymeworks investor, we believe that Zymeworks shareholders deserve better than the consistent value destruction they have suffered. We continue to believe that our proposal would deliver compelling and immediate value to Zymeworks shareholders, and we would expect the Board to promptly engage with us to discuss the proposed transaction.”

The letter states that AB maintains its belief that the Zymeworks Board should not continue to delay and obfuscate, but rather, should engage immediately with AB to discuss the proposal, in satisfaction of its fiduciary duties. The letter reiterates that if the Board continues to refuse to engage expeditiously and in good faith, AB expects to take action to protect shareholder interests, including taking the proposal directly to Zymeworks’ shareholders.

The full content of AB’s letter to the Zymeworks Board of Directors, dated May 19, 2022, is set forth below.

VIA EMAIL

May 19, 2022

Board of Directors

Zymeworks Inc.

540-1385 West 8th Avenue

Vancouver, BC V6H 3V9

Dear Members of the Board of Directors:

We are writing as a follow-up to our April 28, 2022 letter, in which we proposed to acquire 100% of the outstanding common shares of the Company for $10.50 per share in cash.

We have yet to receive a response from the Company to our proposal. Needless to say, the Board’s lack of interest is surprising and disappointing. Given the compelling and immediate value that our proposal represents for Zymeworks shareholders, we would expect the Board to promptly engage with us to discuss the proposed transaction. Contrary to statements made by the Company on the May 4 2022 earnings call, our proposal is formal and requires timely review and response by the Board, in satisfaction of its fiduciary duties. We would also note that we have heard from multiple shareholders since we publicly announced our proposal, all of whom have expressed the view that a transaction based on the terms of our proposal would be highly attractive.

The Board’s continued silence and procrastination fits into an unfortunate pattern. We have previously reached out multiple times in attempts to be a constructive voice for the Company, and the Board has refused to engage with us on any of the issues that we have raised.

On January 24, 2022, we approached the Board to express our concerns about the extreme value erosion that had resulted from many missteps and poor decisions by the Company. These included a number of missed deadlines that were publicly articulated in press releases, poorly executed conference calls, and confusing and mixed public messaging. In addition, we shared our concern over the Board’s willingness to forgo proper corporate governance protocols to elect Kenneth Galbraith as both CEO and Chair of the Board. We did not receive a response to any of these concerns.

Two days later, on January 26, 2022, we approached the Board to express concern regarding the Company’s plan for a public capital raise on terms that we believe were highly dilutive and contrary to the best interests of the Company and its shareholders. We had previously proposed to provide an equity financing solution to the Company, along with two alternative financing proposals, all of which were rejected without explanation.

Shortly thereafter, on February 4, 2022, after speaking with several other shareholders who were equally unhappy with the Company’s decisions, we sent the Board a formal letter regarding these matters. However, we did not receive a response to this letter.

We would like to reiterate that, as a significant investor in the Company, we believe that Zymeworks shareholders deserve better than the consistent value destruction they have suffered. We urge the Board to work with us in good faith to maximize value for all Zymeworks stockholders. We remain confident in our ability to move quickly and efficiently toward consummating a transaction.

We sincerely hope the Board will not continue to delay and obfuscate and will engage with us immediately to discuss our proposal. We look forward to receiving a prompt response. As we stated in our April 28, 2022 letter, if the Board refuses to engage with us expeditiously and in good faith, we expect to take action to protect shareholder interests, including taking our proposal directly to Zymeworks’ shareholders.

Sincerely,

Matthew Novak

Managing Partner

ALL BLUE FALCONS FZE

About All Blue

AB is a global investment firm that manages multiple alternative asset classes, including private equity, real estate, blockchain and hedge funds. Leveraging the strength of the team’s global presence and through its strategic network of partners, AB is able to take advantage of differentiated investment opportunities across asset classes, industries and geographies. AB’s focus on its core values of entrepreneurialism, innovation, and institutionalization has led to a history of delivering excellent risk-adjusted returns.

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